April 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Derek Newman

Re:	Blackstone Real Estate Income Fund

Registration Statement on Form N-2, File Nos. 811-22900 and 333-196301

Blackstone Real Estate Income Fund II

Registration Statement on Form N-2, File Nos. 811-22907 and 333-196300

Ladies and Gentlemen:

On behalf of Blackstone Real Estate Income Fund (“BREIF I”) and Blackstone Real Estate Income Fund II (“BREIF II”, and, together with BREIF I, the “Funds”), please find BREIF I’s Amendment No. 9 (“BREIF I Amendment”) and BREIF II’s Amendment No. 9 (“BREIF II Amendment”, and together with BREIF I Amendment, the “Amendments”) to the above referenced registration statements of BREIF I and BREIF II originally filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2013 and October 25, 2013, respectively, and each as amended from time to time thereafter, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statements”), filed today with the Commission through the Commission’s electronic data gathering, analysis and retrieval system.

In addition, we are providing the following responses to the oral comments received on April 7, 2016 from the staff of the Commission (the “Staff”), relating to the Registration Statements. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of BREIF I Amendment unless otherwise indicated. All capitalized terms used but not defined in this letter have the meanings given to them in BREIF I Amendment.

Other Filings

40-17G

1.	In future 40-17G filings of the Funds pursuant to Rule 17g-1 of the Investment Company Act, please provide a statement of the amount of the bond each Fund would be required to have as a single insured.

The Funds will state the amount of the bond each Fund would be required to have as a single insured in future 40-17G filings. The Funds note that they are each feeder funds of Blackstone Real Estate Income Master Fund (the “Master Fund”) and substantially all of the Funds’ investments are in the Master Fund. The Funds have entered into a joint fidelity bond arrangement with each other and the Master Fund. Consistent with industry practice and guidance provided by the Staff in a No-Action Letter to the Investment Company Institute dated April 12, 1995, the Funds only consider the assets of the Master Fund when calculating the joint coverage required by Rule 17g-1.

Form N-CSR

2.	In the discussion on portfolio positioning and performance drivers in future filings, please include the impact that derivatives had on the Funds’ performance. We reference the letter from Barry Diller of the Staff to the Investment Company Institute, dated July 30, 2010.

The Funds will include the requested disclosure in future filings.

3.	In the schedules of investments of future filings, for floating rate securities, please disclose the applicable base rate and spread and any applicable rate floors.

The Funds will include the requested disclosure in future filings.

4.	In the schedule of investments of future filings, for any investments in investment companies or other funds, including money market funds, please disclose the class of shares held.

The Funds will include the requested disclosure in future filings.

5.	In the notes to the financial statements related to total return swaps in future filings, please disclose the financing rate in place for each total return swap.

The Funds will include the requested disclosure in future filings.

6.	In the consolidated statements of cash flows in future filings, please disclose reinvestment of distributions as non-cash financing activities, if applicable, as supplemental information.

The Funds will include the requested disclosure in future filings.

7.	We note you adopted ASU 2014-11, but we did not see the disclosure required by ASC 860-30-50-7 related to the presentation disaggregated by type of collateral and remaining maturity with respect to reverse repurchase agreements. Please provide this disclosure in future filings.

The Funds will include the requested disclosure in future filings.

8.	We note in the Reverse Repurchase Agreements section of the Significant Accounting Policies note to the financial statements, one of the columns of the table is titled “Collateral Pledged to Counterparty” but the related footnote (1) speaks to “Excess of collateral received from the individual counterparty.” Please reconcile whether collateral is pledged or received in future filings.

The Funds will make the requested reconciliation in future filings.

9.	Please explain why Item 4(h) is stated as not applicable.

The Funds advise that Item 4(h) is not applicable because there were no such services that were not pre-approved by the Funds’ audit committees.

Registration Statement

Prospectus Summary

10.	Please revise the description of the Funds’ incentive fees to be more clear and understandable.

The Funds have revised the disclosure on page 5 in response the Staff’s comment.

11.	In the discussions related to allocation of investment opportunities, please state that allocation will be done on a “fair and equitable” basis rather than a “fair and reasonable” basis.

The Funds respectfully advise that the terminology “fair and reasonable” is used consistently for other clients of the Investment Manager and its affiliates and is used in their allocation policy. The Investment Manager acknowledges that certain guidance from the Staff has used the term “fair and equitable,” but the Investment Manager considers the term “fair” to be synonymous with “equitable” and notes the terms are listed as synonyms in most dictionaries and thesauruses. Therefore, the Investment Manager believes adding the term “equitable” would not change the meaning of the Investment Manager’s current policy but would create an inconsistency without meaning between the language used for the allocation policy of the Funds and that of the Investment Manager and its affiliates’ other clients.

12.	We note that indemnification is provided to Fund Covered Persons pursuant to the Funds’ declarations of trust, but such indemnification is not available if such Fund Covered Persons engaged in, among other things, willful misconduct. Please explain to us whether “willful misconduct” is materially different from “willful misfeasance” and, if so, please tell us how this provision complies with Section 17(h).

The Funds advise that the term “willful misconduct” is not materially different from the term “willful misfeasance.”

The Funds also note that they are Delaware statutory trusts and the term “willful misconduct” is more recognized within Delaware trust law than the term “willful misfeasance.” The Funds’ charters, which contain the “willful misconduct” language, also provide that provisions that conflict with the 1940 Act are severable from the charters. The Funds do not believe the “willful misconduct” provisions conflict with the 1940 Act because, as explained above, that term is not materially different from “willful misfeasance.” However, were such a conflict found to exist, the charter provides that the 1940 Act standard would control.

Fee Table

13.	Pursuant to Instruction 6 of Item 3 of Form N-2, please state “Other Expenses” on a net basis after giving effect to any applicable expenses reimbursements or waivers. This appears to be done for BREIF I but not for BREIF II.

BREIF II has revised its fee table to show the “Other Expenses” line item on a net basis after giving effect to applicable expense reimbursements and waivers. BREIF II notes in the previous version of the BREIF II Registration Statement, the reimbursed/waived amount was presented as a separate line item.

14.	We note that the Funds engage in short sales. Please explain where the interest expenses of short sales are reflected in the table.

The Funds confirm that interest expenses of short sales are included in the “Interest Expense” line item of the fee table.

15.	We note the Master Fund invests in a money market fund. Please tell us whether the acquired fund fees associated with this investment are immaterial and if not, please disclose these fees.

The Funds do not pay any acquired fund fees in connection with their investments in money market funds.

16.	We note disclosure in footnote (3) that the Funds are not required to pay an investment management fee during times in which their only investment is in another registered investment company. Given that the Funds only invest in the Master Fund, please explain why the table shows a management fee expenses.

As disclosed in the lead-in to the table, the table presents the fees that the Funds bear indirectly through the Master Fund. The Funds have also added additional disclosure in footnote three of the fee table to further clarify this point.

17.	It appears you may not be presenting fees and expenses on the basis of net assets, but rather on the basis of managed assets. Please confirm and if any fees or expenses are presented on the basis of managed assets, please present them on the basis of net assets and describe information based on managed assets in the applicable footnotes.

The Funds confirm that the fees and expenses in the fee table are presented on the basis of net assets.

18.	Please confirm whether the management fee waiver is reflected in the table and, if so, why you believe that is appropriate.

The Funds have revised the disclosure in the fee tables to show the management fee without giving effect to the fee waiver that is in effect until December 31, 2016 (which waiver is subject to modification in the Investment Manager’s sole discretion).

Financial Highlights

19.	Please include the Funds’ financial highlights.

The Funds have included the financial highlights in the Amendments.

20.	Please make the change referred to in comment 8 above in the Reverse Repurchase Agreements table.

The Funds have modified disclosure on page 25 in response to the Staff’s comment.

Exhibits

21.	Please include the consent of the Funds’ independent registered public accountant.

The Funds have filed the consent of their independent registered public accountant with the Amendments.

Please note that, unless otherwise stated in the responses above, any change described above to BREIF I Amendment has also been made to BREIF II Amendment. In addition, please note that the Amendments include certain changes other than those in response to the Staff’s comments.

In addition, each Fund hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the applicable Registration Statement effective, it does not foreclose the Commission from taking any action with respect to that Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve each Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to call Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP